FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Schulze, Richard M. (Last) (First) (Middle) 7601 Penn Avenue South (Street) Richfield, MN 55423 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Best Buy Co., Inc. BBY 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year 4/14/2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

   X   Director

   X   Officer (give title below)

   X   10% Owner

        Other (specify below)

Chairman of the Board

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

   X   Form filed by One Reporting Person

        Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								47,370	I	401(k)
Common Stock								49,228,507	I	Trustee for revocable trust
Common Stock								4,824	I (1)	Trustee for children's trusts
Common Stock								633,446	I	Sole general partner of limited partnership
Common Stock								21,115	I	Sole member of LLC which is sole general partner of limited partnership
Common Stock	4/14/03		G	V	378	D		491,742	D
Common Stock	4/14/03		G	V	189	A
Common Stock	4/14/03		G	V	189	D		1,150	I (1)	Spouse
Common Stock								737,529	I	GRAT
Common Stock								762,029	I	Spouse GRAT
Common Stock								126,582	I	Spouse Irrevocable Trust
Common Stock								684	I	Spouse IRA
Common Stock								690	I	IRA

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (Right to Buy)	$2.13								4/17/07	Common Stock	219,000		219,000	D
Stock Option (Right to Buy)	$11.46								4/23/08	Common Stock	480,000		480,000	D
Stock Option (Right to Buy)	$34.79							(2)	4/15/09	Common Stock	150,000		150,000	D
Stock Option (Right to Buy)	$34.79								4/15/09	Common Stock	7,500		7,500	D
Stock Option (Right to Buy)	$46.75							(2)	4/13/10	Common Stock	600,000		600,000	D
Stock Option (Right to Buy)	$46.75								4/13/10	Common Stock	7,500		7,500	D
Stock Option (Right to Buy)	$37.06							(2)	4/26/11	Common Stock	375,000		375,000	D
Stock Option (Right to Buy)	$37.06								4/26/11	Common Stock	7,500		7,500	D
Stock Option (Right to Buy)	$51.27							(2)	4/10/12	Common Stock	127,500		127,500	D
Stock Option (Right to Buy)	$51.27								4/10/12	Common Stock	7,500		7,500	D
Stock Option (Right to Buy)	$30.98								4/13/13	Common Stock	7,500		7,500	D

 Explanation of Responses:

 (1) The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of the securities for purposes of Section 16 or for any other purposes.

(2) The options vest in four equal installments beginning one year from the date of grant.

/s/ Nancy J. Wigchers ** Signature of Reporting Person	4/23/03 Date

Nancy J. Wigchers Attorney-in-fact for: Richard M. Schulze

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002

POWER OF ATTORNEY

                KNOW ALL PERSONS BY THESE PRESENTS, that I, Richard M. Schulze, hereby constitute and appoint Joseph M. Joyce, Nancy J. Wigchers, Mark Geldernick, and Joseph W. Wirth and each of them, my true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution and resubstitution for me and in my name, place and stead, to sign any reports on Form 4 (Statement of Changes in Beneficial Ownership of Securities) and Form 5 (Annual Statement of Changes in Beneficial Ownership) relating to transactions by me in Common Stock or other securities of Best Buy Co., Inc., and all amendments thereto, and to file the same, with the Securities and Exchange Commission and the New York Stock Exchange, Inc., granting unto said attorneys-in-fact and agents, and each of them, or their substitutes, full power and authority to do and perform each and every act and thing requisite or necessary to be done, as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.  This Power of Attorney shall be effective until such time as I deliver a written revocation thereof to my above-named attorneys-in-fact and agents.

Dated: August 26, 2002	/s/ Richard M. Schulze

Richard M. Schulze